Exhibit 99.1

NewsRelease

TransCanada Wins Additional US$400-Million Contract to Build
New Natural Gas Pipeline Infrastructure in Mexico

CALGARY, Alberta – November  5, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that its Mexican subsidiary, Transportadora de Gas Natural del Noroeste, was awarded the contract to build, own and operate the El Oro-to-Mazatlan Pipeline (Mazatlan Pipeline) in Mexico, following a successful bid to the Comisión Federal de Electricidad (CFE), Mexico’s federal power company.

The Mazatlan Pipeline project, with an estimated investment of approximately US$400 million by TransCanada, will begin at El Oro and end in Mazatlan, in the state of Sinaloa. The 24-inch diameter pipeline will be approximately 413 kilometres (257 miles) long and have contracted capacity of 202 million cubic feet a day. The pipeline is expected to be in service in the fourth quarter of 2016. It will interconnect with the El Encino-to-Topolobampo Pipeline (Topolobampo Pipeline) that TransCanada was awarded the contract to build, own and operate last week at an estimated cost of US$1.0 billion. Construction of the two new pipelines is supported by 25-year natural gas transportation service contracts with the CFE.

“We are pleased to be working with the government of Mexico on new natural gas infrastructure that will bring its cleaner-burning natural gas to businesses and residents,” said Russ Girling, TransCanada’s president and chief executive officer. “These new projects build on our experience developing safe and reliable pipelines in Mexico and across North America.”

TransCanada built, owns and operates the Guadalajara and Tamazunchale natural gas pipelines in central Mexico and will soon break ground on a Tamazunchale Pipeline Extension.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com/ or check us out on Twitter @TransCanada.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "would" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis filed February 15, 2012 under TransCanada's profile on SEDAR at http://www.sedar.com/ and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

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